Exhibit 21.1

Heyu Biological Technology Corporation

Subsidiaries of the Registrant

Name of Subsidiary	% of Ownership	Jurisdiction of Incorporation or Organization

HP TECHNOLOGY LIMITED	100%	British Virgin Islands

Heyu Healthcare Technology Limited	100%	Hong Kong

Jiashierle (Xiamen) Healthcare Technology Co., Ltd.	100%	People’s Republic of China

Shanghai Kangzi Medical Technology Co., Ltd.	60%	People’s Republic of China